Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 1 Rule 3.19A.2 Appendix 3Y Change of Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/09/01 Amended 01/01/11 Name of entity Rio Tinto Limited ABN 96 004 458 404 We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of Director Simon McKEON Date of last notice 2 January 2019 Part 1 - Change of director’s relevant interests in securities In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. Direct or indirect interest Indirect Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. Interest in securities held by CVM and Co Pty Limited, a body corporate controlled by Mr McKeon. Date of change 6 August 2021 No. of securities held prior to change Nil Class Ordinary shares Number acquired 5,000 Rio Tinto Limited ordinary shares (“Shares”). Number disposed Nil Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation $130.00 per Share No. of securities held after change 5,000 Shares Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy- back Acquisition of 5,000 Shares by way of off-market transfer. EXHIBIT 99.3

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. Appendix 3Y Page 2 01/01/2011 Direct or indirect interest Indirect Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. Interest in securities held by Thompson McKeon Pty Ltd, a body corporate controlled by Mr McKeon. Date of change 6 August 2021 No. of securities held prior to change 5,000 Shares Class Ordinary shares Number acquired Nil Number disposed 5,000 Shares Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation $130.00 per Share No. of securities held after change Nil Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy- back Sale of 5,000 Shares by way of off-market transfer. Direct or indirect interest Direct Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. N/A (Registered holder: Mr Simon McKeon <Est Late N H McKeon A/c>) Date of change N/A No. of securities held prior to change 5,000 Shares Class Ordinary shares Number acquired Nil Number disposed Nil Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation N/A No. of securities held after change 5,000 Shares Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy- back N/A

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 3 Part 2 – Change of director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. Detail of contract N/A Nature of interest N/A Name of registered holder (if issued securities) N/A Date of change N/A No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed N/A Interest acquired N/A Interest disposed N/A Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation N/A Interest after change N/A Part 3 – +Closed period Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required? No If so, was prior written clearance provided to allow the trade to proceed during this period? N/A If prior written clearance was provided, on what date was this provided? N/A